UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CAPITAL EQUITY FINANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)

Waterford Capital Group, Inc.
5775 Blue Lagoon Drive
Suite 100
Miami, FL 33126
(786) 888-4567
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Waterford Capital Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) WC
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: FL
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 2,000,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 1,800,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 33.33%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s beneficial control of 2,000,000 shares of the common stock, $.001 par value per share (the "Common Stock"), of Capital Equity Finance, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Waterford Capital Group, Inc., a Florida corporation headquartered at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126 (the "Reporting Person").  The primary business of the Reporting Person is to act as a personal holding company for investments.  The Reporting Person is owned by Luz M. Weigel and Russell C. Weigel, III, as tenants by the entirety.  Luz M. Weigel is the sole director and officer of the Issuer.  Luz M. Weigel and Russell C. Weigel, III, are husband and wife.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds to acquire the Reporting Person’s shares came from the Reporting Person’s working capital.  The Reporting Person is a founder of the Issuer and paid cash for its subscription of shares.

ITEM 4. PURPOSE OF THE TRANSACTION

This Schedule 13D is filed to disclose the Reporting Person’s interest in the Issuer, which pre-existed the Issuer’s status as a voluntary reporting company.  The Reporting Person plans to hold its shares in the Issuer until such time as the shares are acquired by a third-party as part of a change of control of the Issuer.  Luz M. Weigel reasonably anticipates that she will be asked to resign as the Issuer’s director in the event of a change of control.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           As of September 4, 2007, the Issuer had 6,000,000 shares outstanding.  As of the date of filing this Schedule 13D, the Reporting Person had voting control of 2,000,000 shares, which represents 33.33% of the Issuer’s outstanding common stock.

(b)           Of the 2,000,000 shares controlled by the Reporting Person, the Reporting Person directly owned 1,800,000 shares (30% of the outstanding shares) and has the power to vote the interests of an additional 200,000 shares (a total of 33.33% of the outstanding shares) owned by two separate donees.  Donees Robert and Elisabet Fountain own 100,000 shares as tenants by the entirety.  Their address is 11000 NE 9th Court, Miami, Florida 33151.  Donees Gary and Marlene Cameron own 100,000 shares as tenants by the entirety.  Their address is 18501 SW 252 Terrace, Homestead, Florida 33031. Pursuant to the terms of the donees’ receipt of shares, each of them agreed to receive the shares without voting rights until such time as the certificates representing the donees’ interests are provided to them by the Reporting Person. The donees are primarily employed as Christian missionaries, with Robert Fountain being a pastor of Calvary Chapel of Miami Beach, Inc. and Gary Cameron being a representative of Intervarsity Graduate & Faculty Ministries.

None of the donees have, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           None.

(d)           None.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 7, 2007, the Reporting Person donated a total of 200,000 of its 2,000,000 shares to two unaffiliated donees but withheld voting rights to such stock and retained possession of the stock certificates until a business combination has been effected.  The recipient donees are unaccredited investors who agreed to hold the securities for investment purposes, acknowledged that the securities were not issued pursuant to a registration statement under the Securities Act of 1933, as amended, and acknowledged that the shares could not be resold unless included in an effective registration statement or pursuant to an exemption therefrom. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Investment Letter
99.2	Investment Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007

By: /s/ Luz M. Weigel
Luz M. Weigel

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).